United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2021

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	140,675,321	2.74%	2.74%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	140,675,321	2.74%	2.74%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0.00%	0.00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2021

Company: MBR S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	81.021.683	1,58%	1,58%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/13/21	222.000	78,13198	17.345.300,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/15/21	325.600	77,05746	25.089.909,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/17/21	279.400	79,67623	22.261.540,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/20/21	294.500	78,06910	22.991.351,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/21/21	271.800	79,79967	21.689.550,00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	12/22/21	304.800	79,56582	24.251.663,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	12/27/21	258.000	78,96443	20.372.822,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	12/28/21	476.500	77,10321	36.739.678,00

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	83.454.283	1,63%	1,63%

Company: MBR S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on December 31, 2021

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0,00%	0,00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0,00%	0,00%

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	65.998.870	1,29%	1,29%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	XP Investments US	Buy	12/13/21	375.000	13,82370	29.214.843,97
ADS	VALE	XP Investments US	Buy	12/15/21	250.000	13,48217	19.254.905,17
ADS	VALE	XP Investments US	Buy	12/17/21	250.000	14,02806	19.975.608,68
ADS	VALE	Bradesco Securities Inc	Buy	12/20/21	288.300	13,66043	22.469.988,34
ADS	VALE	Bradesco Securities Inc	Buy	12/21/21	220.100	13,92527	17.584.238,71
ADS	VALE	Bradesco Securities Inc	Buy	12/22/21	305.000	13,97651	24.383.843,86
ADS	VALE	XP Investments US	Buy	12/27/21	292.000	14,01494	23.183.238,52
ADS	VALE	XP Investments US	Buy	12/28/21	312.600	13,64965	24.081.413,05
ADS	VALE	XP Investments US	Buy	12/29/21	420.000	13,62537	32.401.096,41

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	68.711.870	1,34%	1,34%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: January 10, 2022		Head of Investor Relations